FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

September 29, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 29, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the latest drill results from the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports  assay results for 21 new drill holes at the Livengood Gold Project, Alaska.  Drilling in the Sunshine Zone (Northeast of the Core Zone) continues to expand the known mineralized area both to the south and west while continuing to demonstrate the continuity of mineralization within the zone (Figure 1, Table 1).  These drill results will be incorporated into an updated resource estimate scheduled for release early in the fourth quarter of 2009.

The primary focus of drilling during the remainder of 2009 will be to continue to delineate and expand the Sunshine and Northeast zones, together with reconnaissance drilling around the main core zone of the deposit.  The project currently has results pending for 34 additional holes, with another 25 to 30 drill holes to be completed before the end of the Summer 2009 program.  A total of approximately 65,000 metres of diamond and reverse circulation drilling will be completed in 2009.

New Sunshine Zone Results

Drilling in the Sunshine Zone continued to grow both the horizontal and vertical extent of the mineralization.  At present, the zone measures at least 525 metres north-south and greater than 325 metres east-west.  The zone remains open to the west, extending from MK-RC-0170 (previously reported) with intersections of 52 metres of 1.11 g/t gold, 125 metres of 0.88 g/t gold and 46 metres of 0.82 g/t gold and MK-RC-0233 with 18 metres of 2.02 g/t gold, 21 metres of 0.90 g/t gold and 29 metres of 0.64 g/t gold.  In the vertical dimension the mineralization is nearly continuous from the surface to a depth of 250 metres, and locally as deep as 375 metres (MK-RC-0256 with 58 metres of 1.30 g/t gold and open at depth).

The key aspects of the Sunshine Zone are its large size, the presence of outcropping mineralization that is nearly continuous to depth, and its deep oxidation.  These factors point towards the Sunshine Zone potentially forming a key component in the initial mining strategy (starter pit) for the deposit.

New East Zone Results

Results in the East Zone continued to expand the main zone of mineralization, although the eastern and southern edges of this expansion are being defined.  To date, the 2009 drilling has expanded the East Zone by an area of 300 metres by 200 metres of higher grade mineralization, which could contribute significantly to the overall resource expansion and the mining potential of the southern part of the deposit.

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Table 1 : Significant New Intercepts* from the Sunshine Zone

*Intercepts are calculated using 0.25 g/t gold cutoff and a maximum of 3 metres of internal waste. Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Drill Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative g/t x metres
MK-RC-0213	204.22	214.88	10.66	1.25	66.54

MK-RC-0215	67.06	89.92	22.86	0.57	87.96
	243.84	266.70	22.86	0.48

MK-RC-0217	62.48	77.72	15.24	0.70	101.46
	257.56	289.56	32.00	0.71

MK-RC-0233	0.00	18.29	18.29	2.02	124.85
	141.73	163.07	21.34	0.89
includes	147.83	155.45	7.62	1.70
	164.59	193.55	28.96	0.64

MK-RC-0234	96.01	108.20	12.19	2.27	175.32
	112.78	144.78	32.00	0.98
includes	115.82	120.40	4.58	2.28
includes	131.06	138.68	7.62	1.33
	335.28	379.48	44.20	1.20
includes	335.28	338.33	3.05	9.16
	394.72	423.67	28.95	0.97

MK-RC-0236	156.97	233.17	76.20	0.99	99.26

MK-RC-0237	3.05	19.81	16.76	0.68	205.83
	25.91	97.54	71.63	0.85
includes	38.10	50.29	12.19	1.74
	100.58	141.73	41.15	0.89
	155.45	181.36	25.91	0.81
	199.64	219.46	19.82	0.53
	262.13	278.89	16.76	1.01
includes	274.32	278.89	4.57	2.37
	339.85	362.71	22.86	0.82
includes	353.57	362.71	9.14	1.48

MK-RC-0239	123.44	140.21	16.77	2.14
	141.73	172.21	30.48	0.55
	175.26	207.26	32.00	0.82
	294.13	316.99	22.86	0.50
	396.24	426.72	30.48	0.70

MK-RC-0240	18.29	33.53	15.24	0.82
	38.10	64.01	25.91	0.45
	73.15	91.44	18.29	0.63
	187.45	196.60	9.15	1.57
	245.36	263.65	18.29	0.58

MK-RC-0242	0.00	56.39	56.39	0.60	185.95
	60.96	92.96	32.00	0.72
includes	62.48	70.10	7.62	1.49
	94.49	123.44	28.95	0.57
	141.73	164.59	22.86	0.59
	190.50	220.98	30.48	0.63
	228.60	239.27	10.67	0.83
	263.65	289.56	25.91	0.55
	377.95	419.10	41.15	0.64
includes	396.24	405.38	9.14	1.10

MK-RC-0244	28.96	94.49	65.53	0.57	83.86
MK-RC-0250	42.67	45.72	3.05	5.18	78.53
	239.27	278.89	39.62	0.52

MK-RC-0256	80.77	105.16	24.39	0.94	189.99
	123.44	179.83	56.39	0.90
includes	132.59	147.83	15.24	1.55
	352.04	367.28	15.24	1.18
	368.81	426.72	57.91	1.30
includes	387.10	393.19	6.09	2.13
includes	405.38	413.00	7.62	2.05
includes	419.10	423.67	4.57	2.32

MK-RC-0257	60.96	114.30	53.34	1.02	152.66
includes	92.96	103.63	10.67	1.80
	150.88	173.74	22.86	0.88
	187.45	201.17	13.72	0.74
	228.60	260.60	32.00	0.95
	265.18	274.32	9.14	1.74

Figure 2 : Section 429525E illustrating intercepts and the continuity of the mineralization in the Sunshine Zone.

Table 2 : Significant New Intercepts* from the East Zone

*Intercepts are calculated using 0.25 g/t gold cutoff and a maximum of 3 metres of internal waste. Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Drill Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative g/t x metres
MK-RC-0204	147.83	181.36	33.53	0.50	25.91

MK-RC-0214	156.97	172.21	15.24	0.72	39.37

MK-RC-0216	no significant intercepts

MK-RC-0218	185.93	224.03	38.10	0.59	60.59

MK-RC-0219	155.45	175.26	19.81	0.69	46.80

MK-RC-0221	141.73	144.78	3.05	3.29	42.82
	188.98	195.07	6.09	1.84

MK-RC-0225	no significant intercepts

MK-RC-0227	195.07	211.84	16.77	1.05	36.28

New Resource Estimate

All drill holes completed on or before September 23rd will be included in the new resource estimate for Money Knob.  This new resource will include the Sunshine, Northeast and East Zones of the deposit and should be completed early in the 4th quarter of 2009.

Livengood Project Highlights

      Ongoing drilling at the project continues to expand the deposit.  The current estimated resource covers only 30% of the target area.  The latest resource estimate (June 2009) is 145.76 Mt (indicated) at an average grade of 0.86 g/t gold (4.04 Moz) and 142.55 Mt (inferred) at an average grade of 0.79 g/t gold (3.6 Moz), both at a 0.5 g/t gold cutoff.
      The higher grade Core Zone in the deposit (indicated resources of 84.9 Mt at an average grade of 1.06 g/t gold and inferred resources of 68.8 Mt at an average grade of 0.99 g/t gold, based on a cut off grade of 0.70 g/t gold) forms the base for a potential starter pit which the Company anticipates will ultimately include other higher grade zones developing in the SW, Sunshine and East zones of the deposit.
      Ongoing metallurgical studies focusing on the mill potential indicate that the mineralization has an unusually high gravity concentration component, with an average of 77% of the gold reporting to just 15% of the material.  This could offer a significant cost saving opportunity for both capital and operating costs.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
      No major permitting hurdles have been identified to date.

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south of the deposit.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatent movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change reort and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the timing for the completion of an updated resource estimate for the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

September 30, 2009